UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                    Bellwether Exploration Company
                           (Name of Issuer)


                      Common Stock, $0.01 par value
                      (Title of Class of Securities)


                           079895 20 7
                          (CUSIP Number)

                Law Office of Gregory F.W. Todd, Esq.
       101 Park Avenue, 27th Floor, New York, New York 10178
     (Name, Address, and Telephone Number of Person Authorized to
                 Receive Notices and Communications)


                           April 4, 1997
       (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Rho Management Partners L.P.


2.    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
      *(SEE INSTRUCTIONS)                                 (a) [ ]
                                                          (b) [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      *(SEE INSTRUCTIONS)

      NA

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey

7.    SOLE VOTING POWER

      225,000 Shares

8.    SHARED VOTING POWER

      728,590 Shares

9.    SOLE DISPOSITIVE POWER

      225,000 Shares

10.   SHARED DISPOSITIVE POWER

      728,590 Shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      953,590 Shares

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* (SEE INSTRUCTIONS)



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.9%

14.   TYPE OF REPORTING PERSON*
      *(SEE INSTRUCTIONS)

      PN

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Rho Management Trust III

2.    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
      *(SEE INSTRUCTIONS)                                (a) [ ]
                                            (b) [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      *(SEE INSTRUCTIONS)

      WC

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


7.    SOLE VOTING POWER

      0

8.    SHARED VOTING POWER

      225,000 Shares

9.    SOLE DISPOSITIVE POWER

      0

10.   SHARED DISPOSITIVE POWER

      225,000 Shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      225,000 Shares

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* (SEE INSTRUCTIONS)



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.6%

14.   TYPE OF REPORTING PERSON*
      (SEE INSTRUCTIONS)

      OO

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Joshua Ruch

2.    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
      *(SEE INSTRUCTIONS)                                 (a) [ ]
                                             (b) [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      *(SEE INSTRUCTIONS)

      NA

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of South Africa

7.    SOLE VOTING POWER

      26,242 Shares

8.    SHARED VOTING POWER

      953,590 Shares

9.    SOLE DISPOSITIVE POWER

      26,242 Shares

10.   SHARED DISPOSITIVE POWER

      953,590 Shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      979,823 Shares

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES *(SEE INSTRUCTIONS)


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.1%

14.   TYPE OF REPORTING PERSON*
      (SEE INSTRUCTIONS)

      IN

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Alpine Investment Partners


2.    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
      *(SEE INSTRUCTIONS)                                 (a) [ ]
                                             (b) [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      *(SEE INSTRUCTIONS)

      WC

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

7.    SOLE VOTING POWER

      728,590 Shares

8.    SHARED VOTING POWER

      0

9.    SOLE DISPOSITIVE POWER

      728,590 Shares


10.   SHARED DISPOSITIVE POWER

      0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      728,590 Shares

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES *(SEE INSTRUCTIONS)


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3%

14.   TYPE OF REPORTING PERSON*
      *(SEE INSTRUCTIONS)

      PN

      Because it is the first electronically filed amendment to the reporting persons' Schedule 13D previously filed in paper format, pursuant to the Commission's Rule 13d-2(c) this Amendment restates the entire text of the statement on Schedule 13D presently in effect.


Item 1.     Security and Issuer

      The class of securities to which this Amendment to statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Shares"), of Bellwether Exploration Company, a Delaware corporation (the "Company"). The Company has its principal executive offices at 12221 Lamar, Suite 1600, Houston, Texas 77010-3039.


Item 2.     Identity and Background

      (a-c), (f) This Amendment is being filed by Rho Management Partners L.P., a New Jersey limited partnership ("Rho"), whose address is c/o Cedarfields, Cedar Ridge Road, Bedminster, New Jersey 07921. Rho is investment advisor to Rho Management Trust III, a New York grantor trust (the "Trust"), and the general partners of Alpine Investment Partners, a New York general partnership (the "Partnership"), respectively the registered owners of 225,000 Shares and 728,590 Shares. Pursuant to investment advisory agreements between Rho and the Trust and Rho and such partners, Rho has sole investment discretion and voting authority with respect to the shares owned by the Trust and the Partnership.

      This Amendment is also being filed by the Trust and the Partnership, as registered owners of the Shares, which under provisions of their investment advisory agreements with Rho may be considered to retain shared investment power over the Shares. In addition, information is provided with respect to Alpine Trust, a New York grantor trust and a general partner of the Partnership and Midway Investments, Inc., a Delaware corporation ("Midway"), and a general partner of the Partnership, partners of the Partnership with Joshua Ruch.

      In addition, this Statement is also being filed by Joshua Ruch. Joshua Ruch is the controlling stockholder and sole director of Atlas Capital Corp., a Delaware corporation ("Atlas"), which is the sole general partner of Rho.
In addition, Joshua Ruch is the Chairman, CEO and controlling stockholder of Rho Management Company, Inc., a New York corporation ("RMC"), to which certain advisory duties concerning the Shares may be delegated by Rho. Joshua Ruch is also a general partner of the Partnership, and the Treasurer of Midway. In such capacities, Joshua Ruch exercises voting control and dispositive power over the Shares reported herein by Rho, the Trust and the Partnership, and may be deemed to have indirect beneficial ownership over such Shares. Mr. Ruch also has beneficial ownership of Shares held in the name of XBF Inc., a New York corporation, of which Mr. Ruch is the President, sole shareholder and sole director.

      The address of the Trust, the Partnership, XBF, Midway and Mr. Ruch is c/o RMC, 767 Fifth Avenue, New York, New York 10153. The trustee of the Trust is William F. Indoe, Esq., whose address is Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. The executive officers of Atlas are Joshua Ruch, Chairman & CEO and Peter Kalkanis, Vice President and Treasurer. The executive officers of RMC are Joshua Ruch, Chairman & CEO; Peter Kalkanis Chief Financial Officer; and Habib Kairouz, Vice President. In addition, Mr. Kairouz is a director of the Company. The address of each of such officer is c/o RMC, 767 Fifth Avenue, New York, New York 10153. Mr. Ruch is a citizen of the Republic of South Africa, Mr. Kairouz is a citizen of Lebanon and Mr. Kalkanis is a citizen of the United States. The directors of RMC are Joshua Ruch and William F. Indoe.

      (d)-(e) During the last five years, none of Rho, the Trust, the Partnership, Midway, Joshua Ruch or, to the best of their knowledge, any of the executive officers of Atlas, RMC, or Midway has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration

      728,590 Shares were acquired by the Partnership, and 1,242 Shares were acquired by XBF, as partial consideration for partnership interests of the reporting persons in Odyssey Partners, Ltd., a Texas limited partnership ("Odyssey"), in connection with the merger of Odyssey with and into a subsidiary of the Company on August 26, 1994, pursuant to the terms of an Asset Purchase Agreement and Plan of Merger, dated as of July 19, 1994, among the Company, Odyssey, Odyssey Petroleum Company, Ltd., and the other parties identified therein (the "Merger Agreement"). The Partnership and XBF also received $3,955,533 in connection with the merger.

      The Trust acquired 225,000 Shares on April 4, 1997 in a public offering of Shares by the Company for a total consideration of $1,856,250. On the same date, Joshua Ruch acquired 25,000 Shares for a total consideration of $206,250.

Item 4.     Purpose of Transaction

      The Shares have been acquired by the reporting persons solely for investment purposes. The reporting persons may, subject to market conditions and their assessment of business prospects of the Company, acquire additional Shares from time to time, through open market and/or privately negotiated transactions, as the reporting persons determine in their discretion. The reporting persons may, however, determine at any time to cease effecting such purchases and/or to dispose of all or a portion of the Shares owned by the them. The reporting persons will continue to evaluate the business and business prospects of the Company, and their present and future interest in, and intentions with respect to, the Company, and in connection therewith may from time to time consult with management and other shareholders of the Company.

      Other than as discussed above, the reporting persons currently have no plans to effect any of the transactions required to be described in Item 4 of Schedule D.


Item 5.     Interest in Securities of the Issuer

      (a) - (b)    As the holder of sole voting and investment authority over the Shares owned by its advisory clients, Rho may be deemed, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, to be the beneficial owner of the 225,000 Shares registered in the name of the Trust and the 728,590 shares registered in the name of the Partnership, representing 6.9% of the Company's 13,844,965 Shares outstanding as of April 14, 1997 (based upon information obtained from officials of the Company as of such date). As the controlling person of Rho, Mr. Ruch may also be deemed the beneficial owner of such Shares.

      Joshua Ruch is the registered owner of 25,000 Shares, may be considered the beneficial owner of 1,242 Shares held in the name of XBF, and holds an indirect interest in 12,584 Shares owned by the Partnership. Accordingly, Mr. Ruch has a beneficial in interest in 38,826 Shares, representing 0.3% of the Company's 13,844,965 Shares outstanding as of April 14, 1997 (based upon information obtained from officials of the Company as of such date).

      (c) Other than the purchases described above, the reporting persons have not made any purchases or sales of Shares.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

      The Partnership and XBF entered into a Co-Sale Agreement, dated as of August 26, 1994, among the Company and certain other stockholders of the Company, providing for the right of the Partnership and XBF to sell certain of their Shares in the event of sales of Shares by other parties to such agreement.


Item 7.     Material to be Filed as Exhibits

            A copy of the Co-Sale Agreement referred to in Item 6 is attached hereto.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 1997.


RHO MANAGEMENT PARTNERS L.P.
By: ATLAS CAPITAL CORP., its
    General Partner

    By:  /s/ Joshua Ruch
    Title:  President

RHO MANAGEMENT TRUST III
By: RHO MANAGEMENT COMPANY, INC.
    as Investment Adviser

     By: /s/ Joshua Ruch
     Title: President

JOSHUA RUCH

/s/ Joshua Ruch

ALPINE INVESTMENT PARTNERS

By: /s/ Joshua Ruch
Name: Joshua Ruch
Title: General Partner

                                 Exhibit Index


1.   Co-Sale Agreement

                            CO-SALE AGREEMENT

                              by and among

                      Bellwether Exploration Company,

                          a Delaware Corporation
                              (the "Company"),


                    Torch Energy Advisors Incorporated,
                          a Delaware corporation
                             ("Torch Energy"),


                          Black Hawk Oil Company,
                          a Delaware corporation
                             ("Black Hawk"),

                       Torch Energy Marketing, Inc.,
                          a Delaware corporation
                               ("TEMI")

                                  and

                 The Stockholders Listed on Exhibit A Hereto

                             August 26, 1994

                            CO-SALE AGREEMENT

      THIS CO-SALE AGREEMENT ("Agreement") is made as of this 26th day of August, 1994, by and among Torch Energy Advisors Incorporated, a Delaware corporation ("Torch Energy"), Black Hawk Oil Company, a Delaware corporation ("Black Hawk"), Torch Energy Marketing, Inc., a Delaware corporation ("TEMI") (Torch Energy, Black Hawk, TEMI and each other company controlled by Torchmark Corporation that hereafter acquires any shares of Common Stock (as defined below) are collectively called the "Torch Energy Holders"), Bellwether Exploration Company, a Delaware corporation (the "Company"), and those stockholders of the Company listed on Exhibit A hereto (the "Stockholders").

                             W I T N E S S E T H :

      WHEREAS, the Torch Energy Holders are presently the legal or beneficial owners of shares of common stock, par value $.01 per share ("Common Stock"), of the Company; and

      WHEREAS, the Torch Energy Holders have agreed to grant the Stockholders the opportunity to participate, upon the terms and conditions set forth in this Agreement, in certain subsequent sales of the Common Stock (whether currently owned or subsequently acquired) made by the Torch Energy Holders to induce the Stockholders to vote in favor of the Asset Purchase Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Partners Acquisition, Inc., Odyssey Partners, Ltd., Odyssey Federal Inc. and the owners of Odyssey Partners, Ltd. dated as of July 19, 1994;

      NOW, THEREFORE, for and in consideration of the mutual covenants and promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties intending to be legally bound, contract and agree as follows:

                                  ARTICLE I.

                       SALES BY THE TORCH ENERGY HOLDERS

      Section 1.1 Notice of Purchase Offers. Should any of the Torch Energy Holders propose to accept one or more bona fide offers (collectively the "Purchase Offer") from any persons to purchase 10% or more of the shares of Common Stock then owned by the Torch Energy Holders, then such Torch Energy Holder shall promptly notify the Stockholders of the terms and conditions of such Purchase Offer.

      Section 1.2 Right to Participate. The Stockholders shall have the right, exercisable upon written notice to the Torch Energy Holder within ten business days after receipt of the notice of the Purchase Offer, to participate in the Torch Energy Holder's sale of Common Stock on the same terms and conditions. To the extent the Stockholders exercise such rights of participation, the number of shares of Common Stock which the Torch Energy Holder may sell pursuant to such Purchase Offer shall be correspondingly reduced. The right of participation of the Stockholders shall be subject to the following terms and conditions:

            (a) the Stockholders may sell all or any part of that number of shares of Common Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Common Stock covered by the Purchase Offer by
(ii) a fraction the numerator of which is the number of shares of Common Stock at the time owned by the Stockholders and the denominator of which is the
combined number of shares of Common Stock at the time owned    by the Torch
Energy Holders and the Stockholders.

            (b) the Stockholders may participate in the sale by delivering to the Torch Energy Holder for transfer to the purchase offeror one or more certificates, properly endorsed for transfer, which represent the number of shares of Common Stock which the Stockholders elect to sell pursuant to this
Section 1.2.

      Section 1.3 Consummation of Sale. The stock certificate or certificates which the Stockholders deliver to the Torch Energy Holders pursuant to Section 1.2 shall be transferred by the Torch Energy Holders to the purchase offeror in consummation of the sale of the Common Stock pursuant to the terms and conditions specified in the Section 1.1 notice to the Stockholders, and the Torch Energy Holders shall promptly thereafter remit to the Stockholders that portion of the sales proceeds to which the Stockholders are entitled by reason of their participation in such sale.

      Section 1.4 Ongoing Rights. The exercise or non-exercise of the right of the Stockholders hereunder to participate in one or more sales of Common Stock made by the Torch Energy Holders shall not adversely affect the Stockholders' right to participate in subsequent Common Stock sales by the Torch Energy Holders pursuant to Section 1.1 hereof.

      Section 1.5 Permitted Exemptions. The participation rights of the Stockholders shall not apply to (a) any pledge of Common Stock made by any Torch Energy Holder pursuant to a bona fide loan transaction which creates a mere security interest, (b) any transfer of Common Stock to an affiliate of Torch Energy, or (c) any transfer of Common Stock (i) pursuant to an underwritten public offering of the Common Stock, (ii) pursuant to a sale consummated on the National Association of Securities Dealers Automated Quotation National Market System or any stock exchange on which the Common Stock is then traded, or (iii) pursuant to a transaction made pursuant to the provisions of Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933; provided that in the case of (a) or (b) above, (i) the Torch Energy Holder shall inform the Stockholders of such pledge or transfer prior to effecting it and (ii) the pledgee or transferee (the "Permitted Transferee") shall furnish the Stockholders with a written agreement to be bound by and comply with all provisions of this Agreement applicable to the Torch Energy Holders.

      Section 1.6 Public Sales. The Torch Energy Holders agree that prior to transferring any shares of Common Stock pursuant to transactions described in Section 1.5(c) (ii) or (iii) hereof during such period of time that the shares of Common Stock issued to the Stockholders on the date hereof pursuant to the Merger Agreement (such Stockholders being referred to as the "Odyssey Stockholders") continue to be "restricted securities" within the meaning of Rule 144, the Torch Energy Holders shall (a) give at least 10 days prior written notice both to the Company and the Odyssey Stockholders of their intent to make any such sales and the number of shares of Common Stock intended to be sold and (b) wait until a registration statement regarding the shares of Common Stock held by the Odyssey Stockholders is declared effective by the Securities and Exchange Commission.

                                  ARTICLE II.

                             PROHIBITED TRANSFERS

      Section 2.1   Treatment of Prohibited Transfers.   In the event any of
the Torch Energy Holders (a "Breaching Holder") should sell any Common Stock in contravention of the participation rights of the Stockholders under this Agreement (a "Prohibited Transfer"), the Stockholders, in addition to such other remedies as may be available at law, in equity or hereunder, shall have the put option provided in Section 2.2 below, and the Breaching Holder shall be bound by the applicable provisions of such put option.

      Section 2.2   Put Option.   In the event of a Prohibited Transfer, the
Stockholders shall have the right to sell to the Breaching Holder a number of shares of Common Stock equal to the number of shares the Stockholders would have been entitled to transfer to the purchaser in the Prohibited Transfer pursuant to the terms hereof. Such sale shall be made on the following terms and conditions:

            (a) The price per share at which the shares are to be sold to the Breaching Holder shall be equal to the price per share paid by the purchaser to the Breaching Holder in the Prohibited Transfer. The Breaching Holder shall also reimburse the Stockholders for any and all fees and expenses, including legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Stockholders' rights under this Article II.

            (b) Within ninety (90) days after the later of the dates on which the Stockholders (i) received notice from the Breaching Holder of the Prohibited Transfer or (ii) otherwise became aware of the Prohibited Transfer, the Stockholders shall, if exercising the put option created hereby, deliver to the Breaching Holder the certificate or certificates representing shares to be sold, each certificate to be properly endorsed for transfer.

            (c) The Breaching Holder shall, upon receipt of the certificate or certificates for the shares to be sold by the Stockholders, pursuant to
Section 2.2(b), pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses, as specified in Section 2.2(a), by certified check, wire transfer or bank draft made payable to the order of the Stockholders.

            (d) Notwithstanding the foregoing, any attempt to transfer shares of Common Stock in violation of Article 1 hereof shall be void and the Company agrees it will not effect such a transfer nor will it treat any alleged transferee as the holder of such shares without the written consent of the Stockholders.

                                 ARTICLE III.

                             LEGENDED CERTIFICATES

      Section 3.1 Legend. Each certificate representing shares of the Common Stock now or hereafter owned by the Torch Energy Holders or issued to any Permitted Transferee pursuant to Section 1.5 shall be endorsed with the following legend:

      THE SALE OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN CO-SALE AGREEMENT BY AND BETWEEN THE SHAREHOLDER, THE CORPORATION AND CERTAIN OTHER STOCKHOLDERS OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

      Section 3.2 Legend Removal. The Section 3.1 legend shall be removed upon termination of this Agreement in accordance with the provisions of
Section 4.1.

                                  ARTICLE IV.

                           MISCELLANEOUS PROVISIONS

      Section 4.1 Termination of Co-Sale Rights. The rights of the Stockholders under this Agreement and the obligations of the Torch Energy Holders with respect to the Stockholders shall terminate with respect to all of the Stockholders at such time as either (a) the Torch Energy Holders in the aggregate shall no longer own at least five percent of the outstanding shares of Common Stock or (b) all of the Stockholders in the aggregate shall no longer own at least five percent of the outstanding shares of Common Stock. Unless sooner terminated in accordance with the preceding sentence, this Agreement shall terminate upon the occurrence of any one of the following events:

            (a) the liquidation, dissolution or indefinite cessation of the business operations of the Company;

            (b) the execution by the Company of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Company; or

            (c) the occurrence of the seventh anniversary of the date of execution of this Agreement.

      Section 4.2 Notices. Any notice required or permitted to be given to a party pursuant to the provisions of this Agreement shall be in writing and shall be effective upon personal delivery or upon receipt by certified mail by the party to be notified as set forth below such party's signature or at such other address as such party may designate by ten days' advance written notice to the other parties hereto.

      Section 4.3 Successors and Assigns. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives. The participation rights of the Stockholders hereunder are only assignable by the Stockholders to any affiliate thereof.

      Section 4.4 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

      Section 4.5 Amendments. Any amendment or modification of this Agreement shall be effective only if evidenced by a written instrument executed by duly authorized representatives of the parties hereto. Any waiver by a party of its rights hereunder shall be effective only if evidenced by a written instrument executed by a duly authorized representative of such party. In no event shall such waiver of any rights hereunder constitute the waiver of such rights in any future instance unless the waiver so specifies in writing.

      Section 4.6 Governing Law.THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS.

      Section 4.7   Other Obligations of Company.   The Company agrees to use
its best efforts to enforce the terms of this Agreement, to inform the Stockholders of any breach hereof and to assist the Stockholders in the exercise of their rights and performance of their obligations hereunder.

      IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year indicated above.

Torch Energy Advisors
  Incorporated

By:


Torch Energy Marketing, Inc.

By:

Black Hawk Oil Company

By:


Bellwether Exploration Company,
a Delaware corporation

By: /s/ J. Darby Sere, President

"the Stockholders"

ALPINE INVESTMENT PARTNERS

By:
Name:
Title:

NAUTILUS TRUST


By:
Name:
Title:

PARTNERS ACQUISITION SUB, INC.


By:
Name:
Title:


ODYSSEY PETROLEUM
COMPANY


By:
Name:
Title:


XBF INC.

By:
Name:
Title:


RHO PARTNERS II


By:
Name:
Title:


MICAS TRVST, LTD.


By, General Partner
By:
Name:
Title:



MICHAEL G. FARMAR


C. BARTON GROVES


KENNETH W. WELCH